BLACK MOUNTAIN CAPITAL CORPORATION

July 23, 2007

VIA SEDAR

Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission

Dear Sirs/Mesdames:

Re:	Black Mountain Capital Corporation (the “Corporation”)
Report of Voting Results

In respect of the annual and special meeting of shareholders of the Corporation held on July 16, 2007 (the “Meeting”), the following sets forth a brief description of each matter that was voted upon by a show of hands at the Meeting and the outcome of the vote.

	Description of Matter	Outcome of Vote
1.
Ordinary resolution to approve the election of the following director of the Corporation:

i.      Mahmoud S. Aziz as a Class II director for a three year term to serve until the annual meeting of shareholders for the year 2009, to be held in the year 2010.

Passed
2.	Ordinary resolution appointing De Visser Gray LLP, Chartered Accountants as auditors of the Corporation and granting the directors of the Corporation the authority to fix their remuneration.	Passed
3.
Special resolution authorizing the change of the name of the Corporation to "SRJ Investment Corporation" or to such other name as determined by the directors of the Corporation and that is acceptable to the Yukon Registrar of Companies and the TSX Venture Exchange.

Passed by requisite majority
4.	Special resolution approving the consolidation of the issued common shares of the Corporation on the basis of one new common share for every five previously issued common shares.	Passed by requisite majority
5.	Ordinary resolution to approve, adopt and ratify the stock option plan of the Corporation.	Passed

Yours truly,

BLACK MOUNTAIN CAPITAL CORPORATION

/s/ Navchand Jagpal
Navchand Jagpal
Chief Executive Officer, Chief Financial
Officer and President